                                    FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION

                            Washington, D. C. 20549



                        Report of Foreign Private Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of

                      the Securities Exchange Act of 1934



                           For the month of June 2002


                        COMMISSION FILE NUMBER:  1-7239



                                  KOMATSU LTD.
                -----------------------------------------------
                 Translation of registrant's name into English

                  3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
                  --------------------------------------------

                     Address of principal executive offices


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F   X   Form 40-F _____
                                  -----

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes _____ No   X
                                            -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

                      INFORMATION TO BE INCLUDED IN REPORT
                      ------------------------------------

1.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            KOMATSU LTD.
                                   ---------------------------
                                              (Registrant)



Date: June 5, 2002           By:    /s/ Kenji Kinoshita
                                 -----------------------------
                                        Kenji Kinoshita
                                        Executive Officer

(Translation)

                                                                    June 3, 2002

                         NOTICE OF CONVOCATION OF THE
                         ----------------------------
                     ONE HUNDRED AND THIRTY THIRD ORDINARY
                     -------------------------------------
                        GENERAL MEETING OF SHAREHOLDERS
                        -------------------------------
                                OF KOMATSU LTD.
                                ---------------



TO:  THE SHAREHOLDERS

     Please be advised that the 133rd Ordinary General Meeting of Shareholders of Komatsu Ltd. ("Company") will be held in accordance with the particulars indicated in the attachment hereto. Your attendance at the meeting is cordially requested. If you are unable to attend the meeting, we would appreciate your reviewing the attached documents, affixing your seal or signature on the enclosed instruction card concerning the exercise of voting rights, and returning it to the Company after indicating thereon your approval or disapproval of the items of business enumerated in the attached documents.


                                Sincerely yours,
                                KOMATSU LTD.
                                3-6, Akasaka 2-chome, Minato-ku, Tokyo


                                By:  Masahiro Sakane
                                     President and Representative Director

-------------------------------------------------------------------------------
     Note: This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this document and Japanese original, the original shall prevail.
-------------------------------------------------------------------------------

                            PARTICULARS OF MEETING
                            ----------------------

1.  Date and Time:  June 26, 2002 (Wed.) at 10:00 a.m.

2.  Place:    2nd Floor, Komatsu Building
              3-6, Akasaka 2-chome, Minato-ku, Tokyo

3.  Purpose of Meeting:

      Items to be Reported    Matters concerning the Balance Sheet as of March
                              31, 2002 and the Business Report, Statement of
                              Income for the 133rd business term (April 1, 2001-
                              March 31, 2002).
      Items to be Resolved:
       1st Item of Business:  Matters concerning the approval of the proposed
                              Appropriation of Profit for the 133rd business term (April 1, 2001 - March 31, 2002).

       2nd Item of Business:  Matters concerning the Company's acquisition of its treasury shares. The details of this item are set forth in the "Referential Documents Regarding the Exercise of Voting Rights".

       3rd Item of Business:  Matters concerning partial amendment of the
                              Articles of Incorporation. The details of this item are set forth in the "Referential Documents Regarding the Exercise of Voting Rights".

       4th Item of Business:  Matters concerning the election of three
                              Directors.

       5th Item of Business:  Matters concerning the election of two Statutory
                              Auditors.

       6th Item of Business:  Matters concerning the issuance of share acquisition rights to Directors and employees at no cost to the recipients. The details of this item are set forth in the "Referential Documents Regarding the Exercise of Voting Rights".

       7th Item of Business   Matters concerning the payment of retirement
                              allowance to retiring Director and Statutory
                              Auditor.

ATTACHED DOCUMENTS

EXHIBIT I
                                Business Report
                       (April 1, 2001 - March 31, 2002)

(Note: As Komatsu's management is basically oriented towards global consolidated management, this Business Report is prepared in an aim to also cover the information on a consolidated basis as much as possible.)

I.   Outline of Business
(1)  Development and Results of Business Operations

     During the period under review, it is projected that the Japanese economy will register real negative growth, due to drastic decrease in capital investment and industrial production as well as record high unemployment rate, caused by the sluggish IT related markets and deflationary trend of the economy. The United States began to generate steady momentum for recovery later in the year. Nevertheless, it was on a declining trend when viewed for the whole year. European economies also weakened for the year. All combined, world economies slowed down simultaneously.

     The business environment for construction and mining equipment business was seriously affected by decline of demand over 20% in Japan from the previous period. At the overseas markets, the Chinese market continued to expand during the year, however, demand declined in our major markets of North America and Europe reflecting economic slowdown in these regions. Overseas demand was slack for the year under review.

     In the electronics business, Komatsu witnessed a record-breaking drop of the international semiconductor market for the year 2001, resulting in a drastic fall for silicon wafers and their raw materials, and polycrystalline silicon. Demand for thermo-modules (thermoelectric elements) for use in fiber optic communication network also dropped sharply for this period, which is seen as a reaction to surging growth in demand during the previous year.

     Under these difficult conditions, in order to transform its corporate structure into a new one capable of expanding profits, Komatsu has embarked on the Reform of Business Structure which underscores cutback of capacity costs, substantial reduction of production costs, and new growth for its mainstay business of construction and mining equipment.

     In cutting down costs, Komatsu consolidated some operations, restructured its organizations, improved operational efficiency and reduced costs. Particularly in Japan, the Company solicited voluntary retirees and transferred employees to affiliated companies in order to reduce personnel expenses.

     In its construction and mining equipment business, Komatsu made aggressive launchings of the new "GALEO" series machines equipped with IT and other latest technological features in Japan, leading other markets of the world. On the other hand, Komatsu also strengthened its business in the downstream fields such as rental, used equipments, components and after-sales services. At overseas, Komatsu carried out various measures designed for each region and product to improve profits.

     In the electronics business, in order to improve deteriorated profits, Komatsu made thorough reassessment of the business structure and recorded impairment losses on fixed assets of two U.S. subsidiaries.

     While Komatsu is determined to bring about positive results from these measures, the Company recorded an extra loss by including expenses associated with voluntary retirement, transfers to affiliates and impairment losses of fixed assets for the electronics business for the year under review.

     As a result, the consolidated sales for this period was JPY 1035.8 billion (5.5% decrease from the previous period) and to our regret, a net loss of JPY
80.6 billion (consolidated net income of JPY 6.9 billion for the previous period) was recorded on a consolidated base.

     On a non-consolidated basis, sales resulted in JPY 382.9 billion, down 11.0% from the previous period and ordinary profit was JPY 3.7 billion, down 66.4% from the previous period. However, due to extraordinary loss resulting from the Reform of Business Structure, a loss of JPY 41.8 billion was recorded for this period (net income of JPY 7.2 billion for the previous period).

     The following is an outline of business result of each division of Komatsu.


Construction and Mining Equipment
---------------------------------

     The consolidated sales for construction and mining equipment totaled JPY
731.3 billion yen, up 1.8 % from the previous period, and non-consolidated sales of Komatsu totaled JPY 322.9 billion (down 10.5% from the previous period).

     In Japan, consolidated sales totaled JPY 260.3 billion (down 14.8% from the previous period), and the non-consolidated sales totaled JPY 182.9 billion (down
17.5 % from the previous period). Demand for construction equipment fell sharply from the previous year, as customers' desire for investment was critically influenced by cutback in public investments by the government as part of its urgent measures to accelerate structural reforms and reduced private-sector construction investment under the sluggish economy. In addition, customers' reluctant attitudes for investment were compounded by uncertainty caused by bankruptcies of major construction company. The decline of demand grew larger in the second half of the period and the domestic shipped value for construction equipments (main body) drastically decreased to less than half of the last peak in fiscal 1996.

     Komatsu worked to expand sales by teaming up with its distributors nationwide for aggressive sales promotion timely with the market launchings of over 20 new models under the GALEO series, including a renewed model of its flagship PC200 hydraulic excavator. In addition, Komatsu strengthened its business in the downstream fields after sales of new equipments. However, all of these efforts fell short of making up for the sizable fall in demand, and Japanese sales declined sharply from the previous year.

     Consolidated sales outside of Japan totaled JPY 470.9 billion, up 14.2% from the previous period and non-consolidated sales from exports totaled JPY
140.0 billion, up 0.6% from the previous period, which is attributable to increase in sales in regions besides Europe and North America.

     In North America, although construction investment and housing starts remained steady, the demand for construction equipment declined for three successive years from the peak year of 1998. Komatsu took various detailed measures for the respective products and distributors and aggressively promoted the sales for GALEO series and other machines. Efforts were made to reduce inventories at the distributors and orders from the distributors showed signs of
recovery in the later half of the period.   For the mining equipment business,
demand for coal hit the bottom, reflecting increased price and other factors, and Komatsu expanded sales of super-large, electric-drive dump trucks to copper mines. In utilities business (small-sized construction equipment), the Company embarked on production of backhoe loaders at the new plant in Newbury, South Carolina, U.S.A during the second half of the period. In addition, Komatsu began marketing skid-steer loaders newly developed by Komatsu Utility Europe S.p.A., to capture the anticipated recovery of demand in North America, the largest market for the business.

     In Europe, while demands remained strong in U.K. and Italy, demands in Germany, the largest market in Europe, France and Spain began to turn downwards and the market for construction equipment, including utilities, which continued to expand over the recent few years, slowed down. Despite such environment, Komatsu secured sales at the same level as the previous year by capitalizing on increased demands in east Europe as well as introducing the new model skid-steer loaders and wheel loaders.

     Demand continued to expand in China and sales increased especially for hydraulic excavators manufactured by Komatsu Shantui Construction Machinery Corp., a joint venture established with a local partner. In further expanding business in China, Komatsu (China) Ltd. played a major role to strengthen its distributors.

     In other regions, Komatsu delivered super-large dump trucks "930E" for coal mines and increased sales in the Pacific regions. In Southeast Asia, while demand for logging machines declined, sales of equipment to coal mines in Indonesia increased. In the Near & Middle East, sales of large bulldozers for use in agricultural land development increased. The sales in Africa, mainly in mining equipment, showed a steady growth.

Electronics
-----------

     The consolidated sales from the electronics business was JPY 76.7 billion, down 34.8% from the previous period, and non-consolidated sales also decreased to JPY 3.7 billion, down 56.1% from the previous period. The electronics business on a non-consolidated basis was adversely affected by the slump in the IT market, which caused a drop in sales for FA equipment and LAN equipment, resulting in lower sales compared with the previous period.

     Komatsu concentrated on production of silicon wafers in Japan and Taiwan since 1999 to strengthen its presence in these markets. Komatsu Electronic Metals Co., Ltd. placed all-out efforts on reinforcement of corporate strength by enhancing product competitiveness mainly for 200mm wafers and production efficiency and reducing capacity costs. As a result, the company sustained ordinary profit, when it registered a drastic decline in sales as adversely affected by sluggish demand. Formosa Komatsu Silicon Corporation, a joint-venture entity with a local partner, experienced a sharp fall of demand at the time of its full-scale production start-up and recorded the results in need for great improvement. Concerning Komatsu Silicon America, Inc. which had ceased manufacturing operation, Komatsu decided not to use it as a manufacturing plant for silicon wafers and changed its policy to sell or dispose of the fixed assets of the company. Accordingly, its fixed assets were reevaluated and the impairment loss amounted to JPY 24.9 billion.

     Result of Advance Silicon Materials LLC (hereinafter "ASM")'s performance fell considerably below the previous period, due to drop in sales for polycrystalline silicon and special loss arising from the impairment loss of its fixed assets. It was decided that it would be difficult for its Butte Plant (Montana, U.S.A.) to sufficiently maintain its operating rate for its manufacturing facilities for a while and accounted an impairment loss of JPY 13.4 billion. It was also decided for its Moses Lake Plant (Washington, U.S.A.) to suspend production. ASM accounted JPY 15.9 billion as impairment loss for the fixed assets of Moses Lake Plant at the end of this period, and with a view to converting the Moses Lake Plant into a manufacturing center for polycrystalline silicon for solar batteries, ASM reached a basic agreement with Renewable Energy Corporation AS of Norway to establish a joint venture and began negotiations on the details.

     The performance of Komatsu Electronics, Inc. dropped largely below the previous year, affected by the reduced capital investment in thermo-regulators for production of semiconductors as well as sharp decline in demand for thermo-modules for fiber optic communication.

Others
------

     Consolidated sales of other businesses for this period increased 12.6% to JPY 227.7 billion. Non-consolidated sales was JPY 56.1 billion, down 7.6% from the previous year.

     Komatsu expanded sales of large-sized presses supported by increase in overseas investment by Japanese car manufacturers. Sales to Japan's Self Defense Agency remained strong, although it fell slightly below the previous year due to partial completion of the research project consigned by the Agency. Sales of the environmental business, including recycling plant business, dropped largely below the previous year.

     Komatsu Forklift Co., Ltd. ("Komatsu Forklift") engaged in active sales promotion such as for "Arion Plus", the renewed battery-powered type forklift. Komatsu Forklift strengthened its cooperative relationship with Linde AG ("Linde") of Germany by supplying OEM to Linde's local subsidiary in the U.S. through the production subsidiary of Komatsu Forklift and it also launched production of Komatsu Forklift-brand products at the Chinese subsidiary of Linde. Despite of these activities, sales of Komatsu Forklift declined sharply from the previous year due to decrease in demand for industrial vehicles in domestic and foreign markets.

     Despite of the harsh market environment, Komatsu Industries Corporation, a manufacturer of sheet metal forging press machinery, increased both its sales and profit consecutively to the previous period which turned into a surplus, by carrying out customer- tailored, proposal- oriented sales and services mainly based on superior products such as "E2W series" transfer presses, Twister Fine Plasma cutting machines and laser cutting machines manufactured by TRUMPF GmbH of Germany, which has a cooperative relationship with Komatsu Industries.

     In the agricultural and forestry equipment business of Komatsu Zenoah Co., sales for "EZ Start brushcutters" which feature significantly improved ignition and self-propelled brush cutters "Hammer Knife Mower" showed a steady growth in Japan. In addition, orders increased for "Blowers", which was developed for the U.S. market. As a result, the sales of the business achieved the same level as the previous period.

(2)  Capital Expenditure

     During the period under review, most of the investments were concentrated in the construction and mining equipment business, where investments were made in developing and manufacturing new products and in achieving production efficiency. In the electronics business, investments were made to improve the precision of silicon wafers, to develop next-generation technologies and to improve production efficiency.

     As a result, total capital expenditure in facilities amounted to JPY 74.4 billion on a consolidated basis, down JPY 4.8 billion from the previous period, and JPY 11.3 billion on a non-consolidated basis, down JPY 9 billion from the previous period.

(3)  Fund Raising

     During the period under review, Komatsu focused on stabilizing its operating capital, and replaced short-term capital procurement through commercial papers with long-term borrowings from banks and life insurance companies. In addition, Komatsu effected further securitization of trade receivables to diversify its capital resources.

(4)  Future Challenges

     For the period under review, Komatsu accounted a substantial loss due to worsening business environment and implementation of measures against such adverse condition. In order to improve profitability and achieve successful recovery, Komatsu will address the following four challenges:

     (1) To promote faster growth strategy in construction and mining equipment business;

     (2) To solidify the basis for competitiveness by reducing capacity costs in all business areas;

     (3) To make the electronics businesses stand independent and revitalized businesses;

     (4) To promote "skillsmanship" reform;


(1) To promote faster growth strategy in construction and mining equipment business

     In order to expand the construction and mining equipment business, Komatsu will address the following two challenges.

     First, Komatsu will focus on businesses in the downstream fields, after sales of new products, such as rental, used equipments, components and after-sales services. In order to achieve certain results in these fields, it would be necessary to change current business methods and to establish new business models. Based on such innovative products as the GALEO series, Komatsu will build solution businesses and strengthen used equipment business, thereby differentiating its products and services from those of competitors.

     Secondly, Komatsu will improve its presence, mainly based on the new products, in the overseas markets. In the long run, demand in the overseas market is on the rise. Recently, Komatsu reorganized the divisions in charge of construction and mining equipment marketing and appointed directors who shall be responsible respectively for the four regions of North and South America, Europe, Southeast Asia & Oceania and China. By strengthening close cooperation among these regions and taking advantage of the globally developed businesses, Komatsu will expand its businesses, with a central focus on GALEO series, as well as improving competitiveness in terms of cost at its production fronts, thereby improving its position and profitability in these areas.

(2) To solidify basis for competitiveness by reducing capacity costs in all business areas

     Komatsu is executing its cost reduction plan ahead of schedule and this is anticipated to produce further satisfactory results in the future. In the construction and mining equipment business, Komatsu will consolidate the types of equipment as well as to effect large reduction in manufacturing costs from the early stages of development.

     Furthermore, Komatsu will actively establish alliances with other companies to reduce costs and to efficiently utilize managerial resources. At present, Komatsu is considering to establish cooperative relations with Volvo Construction Equipment ("Volvo CE") and Hitachi Construction Machinery Co., Ltd. in the areas of production, development and purchase of components for construction equipment, while maintaining competition in sales and services. As a starter of these initiatives, Komatsu has decided to consign the production of cab for Komatsu's wheel loaders in Europe to Volvo CE.

(3) To make the electronics businesses stand independent and revitalized businesses

     Komatsu shall aim to make its electronics businesses stand independent and revitalize itself in each area of business. The silicon wafer business and polycrystalline silicon business reduced their future risk over this period and will aim to further differentiate their technologies from those of their competitors as well as to focus on improving productivity and reducing costs, thereby improving its competitiveness. The areas of thermo-modules and excimer lasers will seek to expand their businesses in alliance with other companies based on its technological advantages.

(4)  To promote "skillmanship" reform

     In order for Komatsu to improve its competitiveness as a manufacturer, it is highly important to improve its "skillsmanship". The concept of a skillsmanship is "to provide such products (hardware and software) to the satisfactory of the customers and earn profits" and we believe that this is a power to challenge in continuously creating even better products with everyone engaged in product research, development, purchase, production, sales and services feeling united towards this challenge. "Skillsmanship" is Komatsu's competitive edge. By reinforcing this skillsmanship unique to Komatsu, Komatsu will aim to develop products, services and systems which would have unique features which will prevail over its competitors and each of the production bases throughout the world will aim to win the competition in their respective fields of products.

     Komatsu's basic management policy is to pursue "quality and reliability" and to maximize its corporate value. This policy will not change. The top priority at present is to recover profit from business and to up-turn the performance. Not only the management but all the employees of the Komatsu Group, whether in Japan or overseas, will bring together their wisdom to address the above challenges quickly and to soon realize the recovery of performance of the group.

(5) Comparison of Financial Data
    The financial position for this period and the recent 3 years are as follows:

(i) Consolidated Results

                                                                             (Unit: in billion yen)
---------------------------------------------------------------------------------------------------
                                     1998              1999             2000             2001
                                 (April 1998 -     (April 1999 -    (April 2000 -    (April 2001 -
                                  March 1999)       March 2000)      March 2001)      March 2002)
---------------------------------------------------------------------------------------------------
  Net Sales                          1,061.5           1,055.6          1,096.3          1,035.8
---------------------------------------------------------------------------------------------------
  Income before Taxes                   (9.6)             19.3               20           (106.7)
---------------------------------------------------------------------------------------------------
  Net Income                           (12.3)             13.3              6.9            (80.6)
---------------------------------------------------------------------------------------------------
  Total Assets                       1,524.6           1,375.2          1,403.1          1,340.2
---------------------------------------------------------------------------------------------------

(ii) Non-consolidated Results



                                                       (Unit: in billion yen except per share data)
---------------------------------------------------------------------------------------------------
                                 130/th/ Period   131/st/ Period   132/nd/ Period   133/rd/ Period
                                  (April 1998 -    (April 1999 -    (April 2000 -    (April 2001 -
                                   March 1999)      March 2000)      March 2001)      March 2002)
---------------------------------------------------------------------------------------------------
  Net Sales                             475.7            441.4            430.2            382.9
---------------------------------------------------------------------------------------------------
  Operating Profit                       11.6             12.9             14.1              8.7
---------------------------------------------------------------------------------------------------
  Ordinary Profit                         8.5              9.9             11.2              3.7
---------------------------------------------------------------------------------------------------
  Net Income                              2.1             13.6              7.2            (41.8)
---------------------------------------------------------------------------------------------------
  Earnings per Common
  Share (Unit: in yen)                   2.24            14.05             7.53           (43.81)
---------------------------------------------------------------------------------------------------
  Total Assets                          771.7            746.8            765.4            685.9
---------------------------------------------------------------------------------------------------
  Net Assets
  (Shareholders' Equity)                450.4            469.1            473.7            418.8
---------------------------------------------------------------------------------------------------
  Shareholders' Equity
  Ratio (%)                              58.4             62.8             61.9             61.1
---------------------------------------------------------------------------------------------------

(Note) Effective from 133rd Period, Treasury Shares is provided as an item to be deducted from the capital. Accordingly, Earnings per Common Share, which were calculated on the basis of the number of shares issued and outstanding at the end of the period until 132nd Period, is now calculated on the basis of the average number of shares issued and outstanding for the period deducting there from the average number of treasury shares for the same period.

     In the 130/th/ Period, the Japanese economy continued to suffer from the long-prevailing recession. Komatsu pooled the efforts of all its group companies inside and outside of Japan aiming at improvement of sales and profits. At the same time, Komatsu assumed measures towards the declining demand in construction equipment in Japan and reorganized the production system. However, on a non-consolidated basis, sales and profits both resulted in a decrease from the previous period. On a consolidated basis, the construction equipment achieved performance above that of the previous period, however, due to significant drop in the results of the electronics division, the sales dropped from the previous period and net income for the period was regretfully a loss.

     For the 131/st/ Period, the Japanese economy did not realize autonomous recovery in spite that the economic measures were implemented by the government. At overseas, the U.S. economy continued to grow and Europe showed signs of mild recovery and Asian economy faced into the direction of recovery. For the purpose of recovering the performance, Komatsu engaged in three major tasks, to significantly strengthen corporate governance centering around reorganization of the Board of Directors, to recover the profits for the domestic construction equipment business, and to effect structural reforms in the group's electronics business. As the result, the consolidated sales for this period was the level with the previous period but the net income for this period improved significantly. On a non-consolidated basis, sales decreased slightly from the previous year but the profit for the period improved significantly.

     For the 132/nd/ Period, the Japanese economy accommodated some signs of moderate autonomous recovery in the first half of the period. In the latter half of the period, however, the Japanese economic mindset returned less positive. At overseas, while U.S. economy began to slow down, European economies remained strong in general. The recovery pace of Asian economies slowed down. For its construction and mining equipment business, Komatsu completed the restructuring program for Japanese production and worked to expand its business domain by utilization of IT. Komatsu's electronics business continued to facilitate differentiation of products and technologies. Komatsu also worked to reinforce its businesses where it can demonstrate its technological superiority by carrying out business restructuring and establishing business alliances. As a result, on a consolidated basis, sales increased but the net income decreased from the previous period. On a non-consolidated basis, both sales and net income dropped from the previous period.

     The outline of business for the current 133/rd/ Period is as set forth in above (1) "Development and Results of Business Operations".

II.  Outline of the Company (as of March 31, 2002)

(1)  Major Lines of Business

------------------------------------------------------------------------------------------------------
 Division        Principal Products and Business
------------------------------------------------------------------------------------------------------
 Construction    Excavating Equipment      hydraulic excavators, mini excavators and backhoe loaders*
 & Mining
 Equipment
                --------------------------------------------------------------------------------------
                 Loading Equipment         wheel loaders, mini wheel loaders, and skid-steer loaders*
                --------------------------------------------------------------------------------------
                 Grading and Roadbed       Bulldozers, motor graders, and vibratory rollers
                 Preparation Equipment
                --------------------------------------------------------------------------------------
                 Hauling Equipment         dump trucks and crawler carriers
                --------------------------------------------------------------------------------------
                 Tunneling machines        shield machines, tunnel-boring machines (TBM), and
                                           small-diameter pipe jacking machines (Iron Moles)
                --------------------------------------------------------------------------------------
                 Recycling Equipment       mobile debris crushers (Galapagos), automatic soil
                                           improver (Literra), and automatic lumber crusher (Refole)
                --------------------------------------------------------------------------------------
                 Other Equipment           rough-terrain cranes, reach tower cranes, and railroad
                                           maintenance equipment
                --------------------------------------------------------------------------------------
                 Engine and Equipment      diesel engines, diesel generator sets, and hydraulic
                                           equipment
                --------------------------------------------------------------------------------------
                 Castings                  steel castings and iron castings*
------------------------------------------------------------------------------------------------------
 Electronics     Electronic Materials      silicon wafers* and polycrystalline
                                           silicon*
                --------------------------------------------------------------------------------------
                 Communication Equipment,  Network related products, LAN peripheral equipment,
                 Control and Information   terminal for location based services, and vehicles
                 Equipment                 controller
                --------------------------------------------------------------------------------------
                 Temperature Control       Thermoelectric modules*, temperature control equipment
                 Equipment                 for semiconductor wet process*
------------------------------------------------------------------------------------------------------
 Others          Metal Forging and         Large sized presses, middle and small sized presses*,
                 Stamping Presses          forging presses* and therbo presses*
                --------------------------------------------------------------------------------------
                 Sheet-metal Machines      press brakes*, shears*, gatling press centers*, laser
                 and Machines Tools        cutting machines*, fine plasma cutting machines*, and
                                           crankshaft millers*
                --------------------------------------------------------------------------------------
                 Industrial vehicles,      Lifttrucks*, packing and logistics*
                 Logistics
                --------------------------------------------------------------------------------------
                 Defense                   Ammunition and armored personnel carriers
                --------------------------------------------------------------------------------------
                 Others                    Commercial-use-prefabricated structures for businesses*,
                                           construction waste recycling plant
------------------------------------------------------------------------------------------------------

(Note : The products and businesses listed above include those of the subsidiaries. Those with * mark are the principal products and major lines of businesses of the subsidiaries.)

 (2) Shares of the Company

 (i) Number of Shares and Number of Shareholders

     Number of Shares Authorized to be Issued:        3,955,000,000 shares
     Total Number of Shares Issued and                  958,921,701 shares
     Capital stock:                                      JPY70,120,637,607
     Number of Shareholders:                                        65,105


 (ii) Major Shareholders (Top 10)

--------------------------------------------------------------------------------------------------------------------------
          Name of Shareholders                   Status of Investment by the             Status of Investment by the
                                                 Shareholder in the Company               Company in the Shareholder
                                          --------------------------------------------------------------------------------
                                                Number of            Ratio of           Number of            Ratio of
                                               Shares held         shareholding        Shares held         Shareholding
                                            (thousand shares)           (%)         (thousand shares)           (%)
--------------------------------------------------------------------------------------------------------------------------
The Taiyo Mutual Life Insurance Company           55,224                5.8                 -                 -
--------------------------------------------------------------------------------------------------------------------------
NATS CUMCO                                        55,056                5.7
--------------------------------------------------------------------------------------------------------------------------
Nippon Life Insurance Co.                         34,863                3.6                 -                 -
--------------------------------------------------------------------------------------------------------------------------
The Chase Manhattan Bank N.A. London              30,312                3.2                 -                 -
--------------------------------------------------------------------------------------------------------------------------
Komatsu Ltd. Employees Stockholding               30,080                3.1                 -                 -
Association
--------------------------------------------------------------------------------------------------------------------------
State Street Bank and Trust Company               29,852                3.1                 -                 -
--------------------------------------------------------------------------------------------------------------------------
Japan Trustee Services Co., Ltd.
(held by trust units)                             28,225                2.9                 -                 -
--------------------------------------------------------------------------------------------------------------------------
Sumitomo Mitsui Banking Corporation               21,840                2.3            15,176               0.3
--------------------------------------------------------------------------------------------------------------------------
UFJ Trust Bank Ltd.
(held by Trust Account A)                         20,886                2.2                 -                 -
--------------------------------------------------------------------------------------------------------------------------
The Mitsubishi Trust and Banking
Corporation (held by trust units)                 20,507                2.1                 -                 -
--------------------------------------------------------------------------------------------------------------------------

(Notes)
1. NATS CUMCO is the share nominee of CITIBANK, N.A. which is a trustee of the Company's ADR (American Depository Receipts).
2. The Company's holding in the Sumitomo Mitsui Banking Corporation is computed by excluding the preferential shares with no voting rights issued by the same bank.
3. The Company holds 189 shares (shareholding ratio: 0.0%) of UFJ Holdings Inc. which is the parent company of UFJ Trust Bank Ltd.

(iii) The Status of Acquisition, Disposal, etc. and Holding of the Treasury
      Shares

      (1) The status of acquisition of the treasury shares of the Company during this period:

          (a) Acquisition for transfer to the directors and employees:

              Type and Number:          Ordinary shares 1,100,000 shares
              Total Acquisition Price:                    JPY621,776,771

          (b) Acquisition through purchase of shares less than one unit (tangen) of shares (including shares less than one unit (tan-i)):

              Type and Number:          Ordinary shares    104,742 shares
              Total Acquisition Price:                      JPY52,096,775

      (2) Treasury shares disposed during this period:

              Type and Number           Ordinary shares     57,000 shares
              Total Disposal Price:                         JPY31,909,000

      (3) Treasury shares canceled during this period:
              No treasury shares were canceled during this period.

      (4) Treasury shares held at the end of this period:

              Type and Number:          Ordinary shares  4,519,972 shares

(3) Employees

------------------------------------------------------------------------------------
    Number of        Increase (Decrease)     Average Age    Average Service Years
    ---------        -------------------     -----------    ---------------------
    Employees       Over Previous Period
    ---------       --------------------
------------------------------------------------------------------------------------
      8,206               (2,906)                 43.1               20.8
------------------------------------------------------------------------------------

(Note) There has been a large decrease in the number of employees compared to the end of the previous period as a result of call for early retirement and transfer to affiliated companies that were conducted as a part of management structural reforms.

The number of employees on a consolidated base is 30,760.

     (4)  Status of Consolidation

     (i) Results of Consolidation

     =============================================================================================================================
                                                                             Fiscal 2000                Fiscal 2001
                                                                        (From April 1,2000 to      (From April 1, 2001 to
                                                                            March 31, 2001)            March 31, 2002)
     -----------------------------------------------------------------------------------------------------------------------------
       Consolidated Net Sales (in billion yen)                                  1,096.3                     1,035.8
     -----------------------------------------------------------------------------------------------------------------------------

       Consolidated Net Income (in billion yen)                                     6.9                       (80.6)
     -----------------------------------------------------------------------------------------------------------------------------

       Consolidated ROE (Ratio of Net Income to                                     1.4%                      (18.5%)
       Shareholders' Equity)
     -----------------------------------------------------------------------------------------------------------------------------

       Consolidated ROA                                                             1.4%                       (7.8%)
       (Ratio of Pretax Income to Total Assets)

     =============================================================================================================================

     (Note) The Company's consolidated financial statements are based on the accounting principles generally accepted in the United States of America.

(ii)      Principal Subsidiaries

---------------------------------------------------------------------------------------------------------------------------------
          Name               Capital            Ownership (%)                                Main Business
          ----               -------            --------- ---                                -------------
                         (in JPY million)
                          --------------
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Electronic            11,636                61.9              Manufacture and sales of silicon wafers for semiconductors
Metals Co., Ltd.
----------------------------------------------------------------------------------------------------------------------------------
Komatsu Forklift  Co.,        11,411                51.5              Manufacture and sales of industrial vehicles, and
Ltd.                                                                  logistics-related machinery and equipment
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Zenoah Co.             5,099                54.3              Manufacture and sales of agricultural and forestry
                                                                      equipment, construction equipment and industrial machinery
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Castex Ltd.            4,979               100.0              Manufacture and sales of steel castings and iron castings
---------------------------------------------------------------------------------------------------------------------------------
Komatsu House Co.,             1,436                86.7              Manufacture, sales and lease of commercial-use-
Ltd.                                                                  prefabricated structures for businesses
---------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------
Komatsu Logistics                  1,080            96.3              Packing, baling, transportation, warehousing and
Corp.                                                                 port-and-harbor services
----------------------------------------------------------------------------------------------------------------------------------
Komatsu Industries                   990           100.0              Manufacture and sale of middle and small sized presses and
Corporation                                                           forging presses
----------------------------------------------------------------------------------------------------------------------------------
Komatsu Tokyo Ltd.                   837           100.0              Sales, repair and service of construction equipment
----------------------------------------------------------------------------------------------------------------------------------
Komatsu Machinery                    600           100.0              Manufacture of machine tools and semiconductor material
Corporation                                                           processing equipment
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Hokkaido                     487           100.0              Sales, repair and service of construction equipment
Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu                              390           100.0              Manufacture and sale of thermo electric modules and
Electronics, Inc.                                                     temperature control equipment for semiconductor wet
                                                                      process
---------------------------------------------------------------------------------------------------------------------------------
Komatsu America                   US$655mil        100.0              Holding company in the U.S.
Corp.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu America                       --           100.0              Manufacture and sales of construction
International Company                                                 equipment
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Mining                    US$ 65 mil       100.0              Manufacture and sales of mining equipment
Systems, Inc.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu do Brasil                 CR$ 55 mil       100.0              Manufacture and sales of construction equipment and
Ltda.                                                                 castings
---------------------------------------------------------------------------------------------------------------------------------
Advanced Silicon                      --           100.0              Manufacture and sales of polycrystalline silicon
Materials LLC                                                         and silane gas
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Europe                    EUR 45 mil       100.0              Supervision of European subsidiaries' operations and
International N.V.                                                    sales of construction equipment
---------------------------------------------------------------------------------------------------------------------------------
Komatsu UK Ltd.          Stg. (Pounds)23 mil       100.0              Manufacture and sales of construction equipment
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Hanomag AG                EUR 19 mil        98.4              Manufacture and sales of construction equipment
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------
Komatsu Mining                     DM 10 mil       100.0              Manufacture and sales of mining equipment
Germany GmbH
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Utility                    EUR 6 mil       100.0              Manufacture and sale of construction equipment
Europe S.p.A.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Asia &                        12 mil       100.0              Supervision of Asian Pacific subsidiaries' operations,
Pacific Pte. Ltd.                Singapore $                          sales of construction equipment and industrial machines
---------------------------------------------------------------------------------------------------------------------------------
P.T. Komatsu                     192,780 mil        55.1              Manufacture and sales of construction equipment and
Indonesia                            Rupiahs                          steel and iron castings
---------------------------------------------------------------------------------------------------------------------------------
Bangkok Komatsu                620 mil Bahts        74.8              Manufacture and sales of construction equipment
Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu (China)                   US$ 34 mil       100.0              Supervision of business in China
Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Changzhou                 US$ 21 mil        85.0              Manufacture and sales of construction equipment
Construction
Machinery Corp.
---------------------------------------------------------------------------------------------------------------------------------

(Note) 1. Komatsu America International Company is a general partnership established under the laws of Delaware, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary. The Company's accrued investment in this company amount to US$23 million (after deducting the profit dividend from this company from the paid-in capital).

       2. Komatsu Mining Systems, Inc. and Komatsu do Brasil Ltda. are indirectly owned by the Company through subsidiaries.

       3. Advanced Silicon Materials LLC is a limited liability company established under the laws if Delaware, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary. The accrued investment amount which is equivalent to its capital is US$ 215 million.

       4. The shareholding percentages in Komatsu U.K. Ltd., Komatsu Hanomag AG, Komatsu Utility Europe S.p.A. and Bangkok Komatsu Co., Ltd. and the equity holdings in Komatsu Changzhou Construction Machinery Corp. include the shares and the equity holdings held by the Company's subsidiaries.

       5 In April 2002, Komatsu Mining Systems, Inc. was merged into Komatsu America International Company.

(iii)  Principal Affiliated Companies

---------------------------------------------------------------------------------------------------------------------------------
        Name                 Capital              Ownership (%)                            Main Business
        ----                 -------              --------- ---                            -------------
                        (in JPY million)
                         --------------
---------------------------------------------------------------------------------------------------------------------------------
Gigaphoton Inc.                   2,000                 50.0           Manufacture and sale of excimer lasers for semiconductor
                                                                       exposures
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Cummins                   1,400                 50.0           Manufacture of diesel engines
Engine Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------
Cummins Komatsu                       -                 50.0           Manufacture of diesel engines
Engine Company
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Soft Ltd.                 1,234                 35.0           Subcontracts for computer software development and sales
---------------------------------------------------------------------------------------------------------------------------------
Komatsu Shantui              US$ 21 mil                 40.0           Manufacture and sales of construction equipment
Construction
Machinery Co., Ltd.
---------------------------------------------------------------------------------------------------------------------------------

(Notes)  1.  Cummins Komatsu Engine Company is a general partnership established under the laws of Indiana, U.S.A. The Company holds an equity interest in this company indirectly through its subsidiary, which investments amount to US$2 million.

         2. The ownership in Komatsu Shantui Construction Machinery Co., Ltd. includes the ownership held by the subsidiaries.

(5)  Major Borrowing

---------------------------------------------------------------------------------------------------------------------------------
            Name of Lenders                Balance of Loans          Number of Shares of the               (Ratio of
            ---------------                ----------------          ----------------------                ---------
                                           (in JPY billions)         Company held by such              Shareholding by the
                                                                     --------------------              -------------------
                                                                           Lenders                        Lenders in the
                                                                           -------                        --------------
                                                                    (in thousand shares)                    Company)(%)
                                                                                                            -----------
---------------------------------------------------------------------------------------------------------------------------------
The Taiyo Mutual Life Insurance Co.                  6.1                    55,224                             5.8
---------------------------------------------------------------------------------------------------------------------------------
The Hokkoku Bank, Ltd.                               5.4                     9,486                             1.0
---------------------------------------------------------------------------------------------------------------------------------
The Dai-ichi Mutual Life Insurance                   4.0                    14,350                             1.5
 Company
---------------------------------------------------------------------------------------------------------------------------------
Meiji-life Insurance Company                         2.9                     7,544                             0.8
---------------------------------------------------------------------------------------------------------------------------------
Mitsui Mutual Life Insurance, Co.                    2.5                     4,035                             0.4
---------------------------------------------------------------------------------------------------------------------------------

The major lenders on a consolidated basis are The Sumitomo Mitsui Banking Corporation (JPY 36.1 billion), The Bank of Tokyo-Mitsubishi, Ltd. (JPY 31.6 billion), and the Japan Bank for International Cooperation (JPY 28.7 billion). (The amounts are the balance of borrowing.)

(6)     Principal Business Offices

=======================================================================================================
                                           Name                                 Location
                                           ----                                 --------
-------------------------------------------------------------------------------------------------------
Head Office                  Head Office                             Minato-ku, Tokyo
-------------------------------------------------------------------------------------------------------
Research Division            Research Center                         Hiratsuka City, Kanagawa Pref.
-------------------------------------------------------------------------------------------------------
Plant      The Company       Awazu Plant                             Komatsu City, Ishikawa Pref.
                          -----------------------------------------------------------------------------
                             Osaka Plant                             Hirakata City, Osaka Pref.
                          -----------------------------------------------------------------------------
                             Mohka Plant                             Mohka City, Tochigi Pref.
                          -----------------------------------------------------------------------------
                             Oyama Plant                             Oyama City, Tochigi Pref.
       ------------------------------------------------------------------------------------------------
          Subsidiaries       Komatsu Electronic Metals Co., Ltd.     Ohmura City, Nagasaki Pref.,
                                                                     Kiyotake-cho, Miyazaki Pref.
                          -----------------------------------------------------------------------------
                             Komatsu Forklift Co., Ltd.              Oyama City, Tochigi Pref.
                          -----------------------------------------------------------------------------
                             Komatsu Zenoah Co.                      Kawagoe City, Saitama Pref.
                          -----------------------------------------------------------------------------
                             Komatsu Castex Ltd.                     Himi City, Toyama Pref.
                          -----------------------------------------------------------------------------
                             Komatsu Electronics, Inc.               Hiratsuka City, Kanagawa Pref.
                          -----------------------------------------------------------------------------
                             Komatsu America International Company   Chatanooga, Tennessee, USA
                          -----------------------------------------------------------------------------
                             Komatsu Mining Systems, Inc.            Piorea, Illinois, USA
                          -----------------------------------------------------------------------------
                             Advanced Silicon Materials, Inc.        Butte, Montana, USA
                          -----------------------------------------------------------------------------
                             Komatsu do Brasil Ltda.                 Suzano, San Paulo, Brazil
                          -----------------------------------------------------------------------------
                             Komatsu UK Ltd.                         Bartley, UK
                          -----------------------------------------------------------------------------
                             Komatsu Hanomag AG                      Hannover, Germany
                          -----------------------------------------------------------------------------
                             Komatsu Mining Germany GmbH             Dusseldorf, Germany
                          -----------------------------------------------------------------------------
                             Komatsu Utility Europe S.p.A.           Este, Italy
                          -----------------------------------------------------------------------------
                             P.T. Komatsu Indonesia                  Jakarta, Indonesia
                          -----------------------------------------------------------------------------
                             Bangkok Komatsu Co., Ltd.               Chonburi, Thai
                          -----------------------------------------------------------------------------
                             Komatsu Changlin Construction           City of Changzhou, Jiangsu
                             Machinery Corp.                         Province, China
=======================================================================================================

(Note) The above also includes the major plants of the subsidiaries.

(7)  Directors and Auditors

           Position                       Name                 Responsibility in the Company, or
           ---------                      ----                 ---------------------------------
                                                                     Principal Occupation
                                                                     --------------------
-----------------------------------------------------------------------------------------------------
Chairman and Director                 Satoru Anzaki
-----------------------------------------------------------------------------------------------------
President and Representative        *Masahiro Sakane
Director
-----------------------------------------------------------------------------------------------------
Executive Vice President and       *Toshitaka Hagiwara     Advisor to President, Supervision of
Representative Director                                    Administration,  the overall business and
                                                           public relations
-----------------------------------------------------------------------------------------------------
Executive Managing Director            *Koji Ogaki         General Manager of Research Division
-----------------------------------------------------------------------------------------------------
Executive Managing Director         *Kazuhiro Aoyagi       General Manager of Corporate Planning
                                                           Dept.
-----------------------------------------------------------------------------------------------------
Managing Director                      *Kunio Noji         General Manager of Production Division
                                                           and General Manager of e-Komatsu
                                                           Promotion Division
-----------------------------------------------------------------------------------------------------
Director and Counselor               Tetsuya Katada
-----------------------------------------------------------------------------------------------------
Director                             Toshio Morikawa       Counselor of The Sumitomo Mitsui Banking
                                                           Corporation
-----------------------------------------------------------------------------------------------------
Standing Statutory Auditor         Norimichi Kitagawa
-----------------------------------------------------------------------------------------------------
Standing Statutory Auditor          Hiroyuki Watanabe
-----------------------------------------------------------------------------------------------------
Statutory Auditor                   Masahiro Yoshiike      President and Representative Director of
                                                           The Taiyo Mutual Life Insurance Co.
-----------------------------------------------------------------------------------------------------
Statutory Auditor                     Takaharu Dohi        Lawyer
-----------------------------------------------------------------------------------------------------

(Notes)  1.  Messrs. Hiroyuki Watanabe, Masahiro Yoshiike and Takaharu Dohi,
             each of them being a Statutory Auditor, satisfy the requirements for outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha"

         2. Each Director with the mark * concurrently holds the post of an Executive Officer.

The Directors and Statutory Auditors who resigned from their positions during this term:

---------------------------------------------------------------------------------------------
 Position at the time of resignation                Name                Date of resignation
---------------------------------------------------------------------------------------------
Executive Managing Director                  Norimichi Kitagawa            June 27, 2001
---------------------------------------------------------------------------------------------
Director                                      Arlie G. Tucker              June 27, 2001
---------------------------------------------------------------------------------------------
Standing Statutory Auditor                     Toshiro Nakaya              June 27, 2001
---------------------------------------------------------------------------------------------

(Reference)

     The Company introduces the "Executive Officer" system and the "Global Officer" system in which the latter is comprised of the management class personnel of the major foreign local subsidiaries. The below is the list of the Executive Officers and the Global Officers as of March 31, 2002.

     The five persons with * mark holds both of the post as a Director and an Executive Officer.

-------------------------------------------------------------------------------------------------------
       Position                     Name               Responsibility in the Company, or Principal
       --------                     ----               -------------------------------------------
                                                                        Occupation
                                                                        ----------
-------------------------------------------------------------------------------------------------------
President and                  *Masahiro Sakane
Representative Director
(Executive Officer)
-------------------------------------------------------------------------------------------------------
Executive Vice President     *Toshitaka Hagiwara    Advisor to President, Supervision of
and Representative                                  Administration, the overall business and public
Director (Executive                                 relations
Officer)
-------------------------------------------------------------------------------------------------------
Executive Managing               *Koji Ogaki        General Manager of Research Division
DirectorExecutive Vice
President and
Representative Director
(Executive Officer)
-------------------------------------------------------------------------------------------------------
Executive Managing             *Kazuhiro Aoyagi     General Manager of Corporate Planning Dept.
Director (Executive
Officer)
-------------------------------------------------------------------------------------------------------
Managing Director                *Kunio Noji        General Manager of Production Division and General
(Executive Officer)                                 Manager of e-Komatsu Promotion Division

-------------------------------------------------------------------------------------------------------
Senior Executive                Naomi Anesaki       Compliance, Administration-and Defense Systems
Officer
-------------------------------------------------------------------------------------------------------
Senior Executive              Kunihiko Komiyama     General Manager of Engines and Hydraulics
Officer                                             Division
-------------------------------------------------------------------------------------------------------
Senior Executive                 Hisashi Wada       General Manager of Domestic Sales Division
Officer
-------------------------------------------------------------------------------------------------------
Senior Executive                Teruo Nakahara      General Manager of Development Division
Officer
-------------------------------------------------------------------------------------------------------
Executive Officer                 Shuji Sugi        Deputy General Manager of Development Division
-------------------------------------------------------------------------------------------------------
Executive Officer                Susumu Isoda       Deputy General Manager of Production Division and
                                                    General Manager of Osaka Plant
-------------------------------------------------------------------------------------------------------
Executive Officer               Teruo Nagayasu      General Manager of Product Support Division
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Executive Officer             Kanetake Nakatani     General Manager of Awazu Plant, Production Division
-------------------------------------------------------------------------------------------------------
Executive Officer                Yuzo Tsumura       General Manager of Purchasing Division
-------------------------------------------------------------------------------------------------------
Executive Officer             Masahiro Yoneyama     Deputy General Manager of e-Komatsu Promotion
                                                    Division, and Deputy General Manager of Corporate
                                                    Planning Division
-------------------------------------------------------------------------------------------------------
Executive Officer              Shigeki Fujimori     General Manager of Defense Systems Business
                                                    Division
-------------------------------------------------------------------------------------------------------
Executive Officer               Munenori Nakao      General Manager of Environmental Control and
                                                    System Development Business Division
-------------------------------------------------------------------------------------------------------
Executive Officer               Yuji Watanabe       Deputy General Manager of Corporate Planning
                                                    Division
-------------------------------------------------------------------------------------------------------
Executive Officer              Kenji Kinoshita      CFO (Chief Financial Officer)
-------------------------------------------------------------------------------------------------------
Executive Officer              Makoto Nakamura      General Manager of International Division
-------------------------------------------------------------------------------------------------------
Executive Officer               Hiroshi Suzuki      Deputy General Manager of Domestic Sales Division
-------------------------------------------------------------------------------------------------------
Executive Officer              Mamoru Hironaka      Deputy General Manager of Development Division
-------------------------------------------------------------------------------------------------------
Executive Officer              Masao Fuchigami      Deputy General Manager of Research Division
-------------------------------------------------------------------------------------------------------
Global Officer                  James E. Boyle      Chairman and CEO of Komatsu America
                                                    International Company
-------------------------------------------------------------------------------------------------------
Global Officer                 David W. Grzelak     Chairman and CEO of Komatsu Mining Systems, Inc.
-------------------------------------------------------------------------------------------------------
Global Officer                   Kota Hoshino       President and COO of  Komatsu Mining Systems, Inc.
-------------------------------------------------------------------------------------------------------
Global Officer                  Peter J. Howe       President of Komatsu UK Ltd.
-------------------------------------------------------------------------------------------------------
Global Officer                  Junro Kawanabe      President of Komatsu do Brasil Ltda.
-------------------------------------------------------------------------------------------------------
Global Officer               Michael W. Kerschen    President and COO of Advanced Silicon Materials LLC
-------------------------------------------------------------------------------------------------------
Global Officer                 Yoichi Kobayashi     President of Komatsu Latin America Corp.
-------------------------------------------------------------------------------------------------------
Global Officer                Yoshinori Komamura    President of Komatsu Europe International N.V.
-------------------------------------------------------------------------------------------------------
Global Officer                  Gerhard Lehnen      President of Komatsu Hanomag AG
-------------------------------------------------------------------------------------------------------
Global Officer                 John H. Matlock      President and CEO of Komatsu Silicon America, Inc.
-------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------
Global Officer                 Edson R. McCord      General Manager, USA Research & Development
                                                    Center, Komatsu America Corp.
-------------------------------------------------------------------------------------------------------
Global Officer                 Kenichi Nakamura     President and COO of Komatsu America
                                                    International Company
-------------------------------------------------------------------------------------------------------
Global Officer                   Teruaki Noda       President and COO of Komatsu America Corp.
-------------------------------------------------------------------------------------------------------
Global Officer                   Ian Olivieri       President of Komatsu Australia  Pty.Ltd
-------------------------------------------------------------------------------------------------------
Global Officer                 Yoshitaka Ohmura     President of Komatsu Asia & Pacific Pte. Ltd.
-------------------------------------------------------------------------------------------------------
Global Officer                  Toshiji Onuma       President of Komatsu Mexicana S.A. de C.V.
-------------------------------------------------------------------------------------------------------
Global Officer                   Frank Planke       President of Komatsu Europe Coordination Center
                                                    N.V.
-------------------------------------------------------------------------------------------------------
Global Officer                  Enrico Tonetti      President of Komatsu Utility Europe S.p.A.
-------------------------------------------------------------------------------------------------------
Global Officer                    Hideo Ueda        Chairman and CEO of Advanced Silicone Materials LLC
-------------------------------------------------------------------------------------------------------
Global Officer               Norbert H.H. Walther   President of Komatsu Mining Germany GmbH
-------------------------------------------------------------------------------------------------------

EXHIBIT II


                                 BALANCE SHEET
                                 -------------

                            (As of March 31, 2002)

                                                   (in million yen)
------------------------------------------------------------------------
                             ASSETS
                             ------
CURRENT ASSETS:                                                 319,287
 Cash on hand and in banks                                       25,957
 Notes receivable trade                                           6,643
 Accounts receivable trade                                      150,890
 Finished products                                               25,114
 Materials and supplies                                           2,327
 Work in process                                                 22,912
 Prepaid expenses                                                   558
 Deferred taxes                                                  21,488
 Short-term loans receivable                                     57,660
 Other current assets                                            12,181
 Allowance for doubtful receivables                              (6,446)

FIXED ASSETS:                                                   366,635
 TANGIBLE FIXED ASSETS:                                         134,231
  Buildings                                                      44,785
  Structures                                                      8,484
  Machinery and equipment                                        28,266
  Vehicles and delivery equipment                                   246
  Tools, furniture and fixtures                                   7,380
  Land                                                           44,570
  Construction in progress                                          497

 INTANGIBLE FIXED ASSETS:                                        11,045
  Utility rights                                                    180
  Software                                                       10,803
  Other intangible fixed assets                                      60

 INVESTMENTS AND MISCELLANEOUS                                  221,358
 ASSETS:
  Investment securities                                          43,536
  Capital stock of subsidiaries and contributions               183,509
  Long-term loans receivable                                      4,764
  Non-current prepaid expenses                                      750
  Deferred taxes                                                 30,214
  Other investments                                               5,853
  Allowance for doubtful receivables                             (2,067)
  Allowance for investments valuation                           (45,203)

                                TOTAL ASSETS                    685,922
                                ------------
------------------------------------------------------------------------

------------------------------------------------------------------------

                                 LIABILITIES
                                 -----------

CURRENT LIABILITIES:                                            166,412
 Notes payable trade                                              3,663
 Accounts payable trade                                          70,513
 Short-term loans payable                                        11,145
 Commercial paper                                                 4,000
 Accounts payable                                                59,460
 Accrued corporation taxes, etc.                                    104
 Advances received                                                  974
 Deferred profit on installment sales                             4,122
 Accrued bonuses                                                  3,718
 Warranty reserve                                                 4,111
 Other current liabilities                                        4,597

LONG-TERM LIABILITIES:                                          100,691
 Bonds                                                           62,447
 Long-term loans payable                                         25,681
 Liabilities for severance payments                              10,723
 Allowance for retirement payments to directors and auditors      1,092
 Other long-term liabilities                                        746

                               TOTAL LIABILITIES                267,103
                               -----------------
------------------------------------------------------------------------

------------------------------------------------------------------------
                             SHAREHOLDERS' EQUITY
                             --------------------
CAPITAL:                                                         70,120
 Capital stock                                                   70,120

LEGAL RESERVES:                                                 127,366
 Capital surplus                                                109,337
 Legal earned surplus                                            18,029

RETAINED EARNINGS:                                              219,100
 Reserve for special depreciation                                   168
 Reserve for losses on overseas investment                            1
 Reserve for advanced depreciation deduction                     15,068
 General reserve                                                230,359
 Undisposed loss for this period                                 26,496
 (including net loss for this period, JPY 41,828 million)

VARIANCE OF THE ESTIMATE                                          4,624
 Variance of the estimate                                         4,624

TREASURY SHARES                                                  (2,394)
 Treasury Shares                                                 (2,394)

                       TOTAL SHAREHOLDERS' EQUITY               418,818
                       --------------------------
--------------------------------------------------------------------------------

 TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                       685,922
 ----------------------------------------
--------------------------------------------------------------------------------

EXHIBIT III

                               STATEMENT OF INCOME
                               -------------------

                    From April 1, 20021 to March 31, 20002)

                                                                (in million yen)
--------------------------------------------------------------------------------

            ORDINARY PROFITS AND LOSSES
            ---------------------------

     Operating Profit And Loss

Operating income:
    Net sales                                                          382,908
  Operating expenses:
    Cost of sales                                         285,866
    Adjustment to deferred profit on installment           (5,648)
    Sales
    Selling, general and administrative expenses           93,982       374,200
                                                          ----------------------
  Operating profit:                                                       8,708

Non-operating Profit and Loss:

  Non-operating income:
    Interest and dividend Income                            7,108
    Other non-operating income                              2,318         9,427
                                                          ---------
  Non-operating expenses:
    Interest expenses                                       1,922
    Other non-operating Expenses                           12,418        14,341
                                                          ---------------------
 Ordinary Profit:                                                        3,794

     SPECIAL PROFITS AND LOSSES
     --------------------------

Special Income:

    Proceeds from sale of land                             11,967
    Proceeds from sale of                                   1,249
    investment securities
    Gains from sale of shares                                  74        13,290
                                                          ---------


Special Losses:

    Valuation loss in securities invested                   7,547

    Deferred allowance of securities investment            38,022
    Valuation loss of the shares of the                    24,376
     subsidiaries
    Cost of reorganization                                 21,540
    Loss from sale of land                                     57        91,544
                                                        -----------------------
    Loss before income taxes                                             74,460
    Corporation, resident and                                                44
    enterprise taxes
    Foreign tax returns                                                     327
    Adjustments to corporation tax, etc.                                (32,349)

    Net loss for the period                                              41,828
    Unappropriated retained earnings                                     18,195
    brought forward
    Interim cash dividend paid                                            2,863
    Undisposed loss at the end of the period                             26,496
-------------------------------------------------------------------------------

(Notes)

1.   Accounting Principles

(1)  Method and basis of valuation of securities
     Bonds held until maturity:  Amortized at cost
     Subsidiary shares and shares of affiliates: At cost at moving average Other securities:

         Quoted securities:   At market value based on the market quotation on
                              the settlement date (the valuation difference shall be disposed by directly accounting all this amount to capital, and the sale price shall be computed through moving average)

         Unquoted securities: At cost (moving average)

(2)  Method and basis of valuation of inventories

     Finished products (excluding spare parts and real estate held for sale) and work in process: Lower of cost (specific identification basis)
     Spare parts:   Lower of cost (last-in, first-out)
     Real estate held for sale:  At cost (specific identification basis)
     Materials and supplies:  Lower of cost (periodic   average)

(3) Depreciation of tangible fixed assets and intangible fixed assets is computed according to the declining-balance method and the straight-line method respectively.

(4) As for the provision of severance payments to officers and/or employees, the amount that actually arose as of the end of the period is accounted pursuant to liabilities for severance payments and pension assets. (With respect to the corporate pension system, as the pension assets exceed the liabilities for severance payments, the prepaid pension expense is accounted.)

(5)  Accounting method of lease transactions

     General accounting methods employed for ordinary lease transactions are used for accounting finance lease transactions, excluding such transactions in which it is recognized that the ownership of the leased article is being transferred to the borrower.

(6)  Accounting for consumption tax

     Accounting procedures in regard to consumption taxes follow the tax-exempt method.

(7)  Change in accounting principles

     Formerly, for long-term installment sales in which the installment period is in excess of two years, the profits to be collected after the next period were deferred, however, from this period the installment basis was changed to sales basis and the amount of profit is not deferred. Due to this change, when compared based on the previous period's accounting method, the operating profit and ordinary profit are increased JPY6,236 million respectively and loss before income taxes is accounted JPY6,236 million less.

2.   Matters concerning the Balance Sheet

(1)  Fractions of one million yen have been discarded.

(2)  Short-term receivables from subsidiaries:     JPY163,905 million

     Short-term debts payable to subsidiaries:     JPY24,377 million

     Long-term receivables from subsidiaries:     JPY622 million

(3)  Accumulated depreciation of tangible fixed assets:    JPY296,444
     million

(4) In addition to the fixed assets shown in the balance sheet, there are computers and peripherals leased and used as important fixed assets.

(5)  Important assets and liabilities denominated in foreign currencies

     Accounts receivable denominated in foreign currencies:
          JPY9,752 million
           Denominated in:
             US dollars:           US$58 million
                Euro:              EUR 17 million

     The above does not include accounts subject to forward foreign exchange contracts.

(6) The allowance for severance payments and pension assets in the severance payment trust that is offset with the former allowance as of the end of the period (excluding differences due to unrecognized computation of figures) are as follows:

                                          Lump sum payment of severance payment
                                          -------------------------------------
Allowance for severance payments                         JPY21,911 million
(before deduction of pension assets in
severance payment trust)

Pension assets in severance payment trust                JPY11,187 million
 (excluding differences due to
 unrecognized computation of figures)

-------------------------------------------------------------------------------
Allowance for severance payments                         JPY10,723 million
(after deduction of the pension assets in the severance payment trust)

                                                   Qualified Pension
                                                   -----------------
Prepaid pension expense                            JPY1,247 million

(7) The allowance for directors' retirement payments is an allowance accounted pursuant to Article 287-2 of the Commercial Code.

(8)    Guaranteed liability:                        JPY55,480 million

       Balance under letters of awareness, etc. :
                                                   JPY119,450 million

       Maximum repurchase amount for the transferred claims for installment
       sales receivables:                            JPY1,172 million

(9) The accounting for the notes that matured at the end of the period are disposed as having been settled on the date of note exchange. As the last day of the subject period fell on a holiday for the financial institutions, the notes that matured at the end of the period are included in the balance for the period as follows:

       Notes receivable:  JPY1,138 million
       Notes payable:     JPY1,058 million

(10) With respect to the treasury shares, as the former "Rules Concerning the Balance sheet, Profit and Loss Statement, Business Report and supplemental Schedules for a Kabushiki Kaisha" was amended, this is indicated at the end of the "Total Shareholders' Equity" as an item to be deducted from the capital effective from the end of the subject period.

(11)   The amount of net assets prescribed in Article 290, Paragraph 1, Item 6
       of the Commercial Code:                      JPY4,624 million

(12) Loss per common share (calculated based on the number of average outstanding shares (excluding treasury shares)): JPY43.81

3.     Matters concerning the Statement of Income

(1)    Fractions of one million yen have been discarded.

(2)    Tradings with subsidiaries

       Sales:                                      JPY208,327 million

       Purchases:                                   JPY93,586 million

       Trading other than operating transactions:    JPY9,272 million

EXHIBIT  IV


                     PROPOSAL FOR APPROPRIATION OF PROFIT
                     ------------------------------------

                     (For the period ending in March 2002)

                                                                        (in yen)
Unappropriated loss at the end of the period                      26,496,476,028

Reversal of reserve for special Depreciation                          44,458,426

Reversal of reserve for loss on overseas investments                     244,300

Reversal of reserve for advanced depreciation deduction            1,229,225,138

Reversal of general reserve                                       50,000,000,000

              TOTAL                                               24,777,451,836

The foregoing amount is proposed to be appropriated as follows:

Cash dividends                                                     2,863,205,187
(Per share)                                                              (JPY 3)

Reserve for advanced depreciation deduction                        1,272,384,256

Reserve for special advanced depreciation account                  4,288,551,616

Unappropriated retained earnings carried forward to the           16,353,310,777
next period

Notes:  1.  The total dividends applicable to this fiscal period would amount to
            JPY5,726,557,380 (including the interim dividends of JPY3 per share, totaling JPY2,863,352,193 paid on December 7, 2001).

        2. The amounts entered respectively for reversals and provisions of "Reserve for special depreciation", "Reserve for loss on overseas investments", "Reversal" and "Reserve" for "Advanced depreciation deduction" and "Reserve for special advanced depreciation account" are recorded in accordance with the Special Taxation Measures Law.

EXHIBIT V

           AUDIT REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
           --------------------------------------------------------
                                 AUDIT REPORT
                                 ------------

                                                                     May 7, 2002
To:  KOMATSU LTD.

     Mr. Masahiro Sakane
     President and Representative Director

     We have made an examination, under the provision of Article 2 of "The Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha", of the Balance Sheet, Statement of Income, Business Report (as to accounting information only), Proposal for Appropriation of Profit, and Supplemental Schedules (as to accounting information only) of Komatsu Ltd. (the "Company"), with respect to its 133rd fiscal period beginning on April 1, 2001 and ending on March 31, 2002. Our examination with respect to the Business Report and Supplemental Schedules was limited to the information therein derived from the Company's books of account.

     In performing the above examination, we have followed the auditing standards generally recognized as fair and appropriate and applied such auditing procedures as are normally required. This auditing procedures also include the audits conducted on the subsidiaries which we considered as necessary.

     Our opinions, based on such examination, are as follows:

    (1) The above-mentioned Balance Sheet and Statement of Income properly present the conditions concerning assets of the Company and its profit and loss in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

    (2) As indicated in the "Notes to the Balance Sheet and Statement of Income,
    1. Accounting Principles, (7) Changes in accounting principles", with respect to the long-term installment sales in which the installment period is in excess of two years, the installment basis was changed to sales basis and the amount of profit therefrom is not deferred from this period.

    This change, introduced as a result of a review conducted on the risk involved in collecting the payments under long-term installment sales which period extends over two years and the actual circumstances of the collection of payments, where it was found that in the recent years, the rate of sales indirectly made through directly owned sales companies of the Company increased and as the counterparties of the claims are changing to directly owned sales companies of the Company, it was recognized that the risk of collecting the payments have decreased and that the collection costs have become minimal and the same situation is anticipated to continue hereafterwards, is appropriate.

     (3) The above-mentioned Business Report (as to the accounting information only) properly presents the conditions of the Company in compliance with applicable laws and regulations and the Company's Articles of Incorporation.

     (4) The above-mentioned Proposal for Appropriation of Profit is in conformity with applicable laws and regulations and the Company's Articles of Incorporation.

     (5) There are no matters that the auditors are required to mention with respect to the above-mentioned Supplemental Schedules (as to accounting information only) in accordance with applicable provisions of the Commercial Code.

     Our firm and engagement partners do not have any interest in or relationship with the Company as to which disclosure is required under the applicable provision of the Certified Public Accountants Law.



                                  Independent Certified Public Accountants
                                  Asahi & Co.

                                     Representative Partner, Engagement Partner,
                                     Certified Public Accountant:
                                        Tadao Kuwano (seal)

                                     Engagement Partner,
                                     Certified Public Accountant:
                                        Tetsuzo Hamajima (seal)

                                     Engagement Partner,
                                     Certified Public Accountant:
                                        Fumio Koike (seal)

EXHIBIT VI

                      BOARD OF STATUTORY AUDITORS' REPORT
                      -----------------------------------

                                 AUDIT REPORT
                                 ------------

                                                                    May 10, 2002

To:  KOMATSU LTD.

     Mr. Masahiro Sakane
     President and Representative Director

     Having been reported by each Statutory Auditor on the method and results of the audit in regard to the performance of duties by the directors of Komatsu Ltd. (the "Company") for the 133rd fiscal year (beginning on April 1, 2001 and ending on March 31, 2002), the Board of Statutory Auditors of the Company prepares this Audit Report on deliberation and reports as follows:

1.   Outline of Method of Examination

     In accordance with the policy of audit and the assignment prescribed by the Board of Statutory Auditors, each Statutory Auditor participated in meetings of the Board of Directors and other important meetings of the Company, received reports from the directors, etc. on matters relating to the business operations of the Company, read important approval documents, etc., investigated at the head office and the major places of business of the Company into matters relating to the management of business and the status of property thereof, and requested subsidiaries to report on business as considered necessary. We also received reports and explanations from the independent certified public accountants and examined the contents of the Company's financial documents and supplemental schedules.

     We requested reports from directors, etc. as necessary, in addition to the above method of audit, for matters such as those concerning the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing benefits, the Company's unusual transactions with subsidiaries and shareholders and the Company's acquisition or disposal of its treasury shares, and investigated such transactions in detail.

2.     Results of Examination

       We are of the view:

    (1) that the method and results of the audit conducted by Asahi & Co., the Company's independent certified public accountants, are appropriate;

    (2) that the contents of the Business Report (other than accounting information) present fairly the conditions of the Company as required by related laws and regulations and the Articles of Incorporation of the Company;

    (3) that there are no matters which we are required to mention in the Proposal for Appropriation of Profit in the light of the financial conditions of the Company and other circumstances;

    (4) that the Supplemental Schedules (other than accounting information) properly contain information required to be contained therein and that there are no matters which we are required to mention; and

    (5) that in connection with performance of duties by the directors including their duties relating to subsidiaries, we did not find any unlawful act or any material fact which constitutes violation of laws and regulations or the Articles of Incorporation of the Company. Further, with respect to matters such as the directors' involvement in transactions competitive with the Company's business and in transactions which may conflict with the Company's interests, the Company's bestowing of benefits and the Company's unusual transactions with subsidiaries and shareholders, and the Company's acquisition or disposal of its own stocks, we are of the opinion that there was no breach of obligation of directors.


                        Standing Statutory Auditor   Norimichi Kitagawa (seal)

                        Standing Statutory Auditor   Hiroyuki Watanabe (seal)

                        Statutory Auditor            Masahiro Yoshiike (seal)

                        Statutory Auditor              Takaharu Dohi (seal)


    Note: Mr. Hiroyuki Watanabe of Standing Statutory Auditor and Messrs. Masahiro Yoshiike and Takaharu Dohi of Statutory Auditors are outside auditors provided in Article 18, Paragraph 1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki-Kaisha".

                        REFERENTIAL DOCUMENTS REGARDING
                        -------------------------------
                         THE EXERCISE OF VOTING RIGHTS
                         -----------------------------



1.  Total number of voting rights held by all the shareholders:
                945,979 voting rights

2.  Explanations of items of business:

1st Item of Business:  Matters concerning the approval of the proposed
                       Appropriation of Profit for the 133rd business term (April 1, 2001 - March 31, 2002)

    The proposal for appropriation of profit is as described in EXHIBIT IV.

    Regretfully, the results for the period ended in a net loss of JPY 41.8 billion, however, we reversed part of our reserve and we decided for the amount of cash dividend per share as of the end of the period be JPY 3.00 per share which amount is based on our prospects that our efforts in our management reforms will be rewarding and will contribute to the recovery of profit from the next period onwards.

    As a note, we did not account for the bonuses for directors and statutory auditors.

2nd Item of Business:  Matters concerning the Company's acquisition of its treasury shares

    For the purposes of realizing a flexible management that can cope with the changing corporate environment, the Company seeks approval from the shareholders for the Company to purchase the Company's ordinary shares up to a maximum of ten million shares at the total acquisition price of JPY 5 billion during the period from the close of this General Meeting of Shareholders ("Meeting") until the close of the following ordinary general meeting of shareholders.

3rd Item of Business:  Matters concerning partial amendment of the Articles of
                       Incorporation

1.   Reason for amendments:

(1) Business objectives shall be added to Article 2 in order to prepare for future business diversification.

(2) Pursuant to the resolution of the Board of Directors Meeting held on May 2, 2000, the Company acquired for profit 10 million treasury shares and the canceled all of these on May 17, 2000, therefore, "Number of Shares Authorized to be Issued" in Article 5 shall be decreased accordingly.

(3) The "Law Concerning Amendments to the Commercial Code" (Law No. 79 of 2001) was enacted on October 1, 2001 and the par value shares were integrated into non-par value shares, the provisions in relation to the number of shares in one unit (tangen) were created, and the Law Concerning Exceptions to Cancellation of Shares was abolished. In accordance with these amendments, the Company will delete the provisions concerning the par value shares (Article 6) and cancellation of shares (Article 7-2) and will add new provisions concerning non-issuance of share certificate for the shares less than one unit (tangen) share (proposed new Article 7), amend the word "unit (tan-i)" to "unit (tangen)" (in all of the proposed new provisions, Article 6, Article 8 and Article 9), and amend the provision concerning the quorum for the election of directors and statutory auditors (in both of the proposed new Article 19 and Article 29).

(4) In aim of the management to promptly deal with the changing managerial environment and to flexibly establish the best management structure, the term of directors provided in Article 21 shall be shortened to one year.

(5) In view of the enactment of the "Law Concerning Amendments to the Commercial Code and the Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha" (Law No. 149 of 2001) on May 1, 2002, in order to allow directors and statutory auditors to fully exercise their expected roles, and pursuant to Article 266, Paragraph 12 of the Commercial Code and Article 280, Paragraph 1 of the same, in order to mitigate the responsibilities of directors and statutory auditors by resolution of the Board of Directors within the statutory maximum amount, it is proposed that new Article 27 and Article 36 be added. For information, the proposal to newly add the provisions concerning mitigation of the director's responsibilities to be presented to the current Shareholders' Meeting was unanimously approved by the Board of the Statutory Auditors.

(6) Other minor amendments shall be made accompanying the creation of new provisions and deletions of former provisions such as to renumber the provisions.

 2.   Details of the amendments:

     The amendments to be made are as follows:

                                            (amendments are shown in underlines)

------------------------------------------------------------------------------------------------
    Current Articles of Incorporation                 Proposed amendments
    ---------------------------------                 -------------------
------------------------------------------------------------------------------------------------
CHAPTER I.                                    CHAPTER I.
GENERAL PROVISIONS                            GENERAL PROVISIONS
 Article 2. Objectives and Purposes            Article 2. Objectives and Purposes
 The objectives and purposes of the            The objectives and purposes of the Company
 Company shall be to engage in the             shall be to engage in the following
 following businesses:                         businesses:

 1.  Manufacture, repair, sale and             1.  (No change)
     purchase of construction machinery,
     agricultural machinery, industrial
     machinery, automobiles, internal
     combustion engines and various other
     machinery and equipment and parts
     thereof.

 2.  Manufacture, sale and purchase of         2.  (No change)
     various iron and steel goods.

 3.  Tempering, processing, sale and           3.  (No change)
     purchase of various types of iron and
     steel, pig-iron, ferroalloys and other
     special metals.

 4.  Manufacture, sale and purchase of         4.  (No change)
     various types of electric materials and
     equipment.

 5.  Manufacture, sale and purchase of         5.  (No change)
     various synthetic resin products.

 6.  Manufacture, repair, sale and             6.  (No change)
     purchase of various arms and parts
     thereof.

 7.  Mining industry, and sale and             7.  (No change)
     purchase of minerals.

 8.  Designing, executing, supervising         8.  (No change)
     and contracting various types of civil
     engineering and construction work for
     plants, dwelling houses, and other
     structures.

 9.  Sale and purchase of lumber               9.  (No change)
     processed lumber products and various
     types of civil engineering and
     construction materials, machinery and
     equipment.

 10. Sale, purchase and lease of real              10.  (No change)
     property.

      (New)                                        11.  Manufacture, sale and repair of
                                                   ------------------------------------
                                                        industrial waste and general waste
                                                        ----------------------------------
                                                        treatment device.
                                                        -----------------

      (New)                                        12.  Collection, transportation, treatment,
                                                   -------------------------------------------
                                                        and recycling of industrial wastes and
                                                        --------------------------------------
                                                        general wastes, sale of the recycled
                                                        ------------------------------------
                                                        products, and consulting on these
                                                        ---------------------------------
                                                        matters.
                                                        --------

      (New)                                        13.  Development, creation, sales and
                                                   -------------------------------------
                                                         consulting on the computer software
                                                         -----------------------------------
                                                         and computer systems.
                                                         ---------------------

      (New)                                        14.  Electronic commerce using networks
                                                   ---------------------------------------
                                                        such as the internet.
                                                        ---------------------

      (New)                                        15.  Information processing and information
                                                   -------------------------------------------
                                                        providing service.
                                                        ------------------

 11. All business incidental to each and           16.  All business incidental to each and
 ---                                               ---
     every one of the preceding item.                   every one of the preceding item.

 12. Investing in other companies or               17.  Investing in other companies or
 ---                                               ---
     promoting organization of other                    promoting organization of other
     companies.                                         companies.




---------------------------------------------------------------------------------------------------
 CHAPTER II.  SHARES                               CHAPTER II.  SHARES

 Article 5.  Number of Shares Authorized           Article 5.  Number of Shares Authorized to
             to be Issued                                      be Issued

 The total number of shares authorized to          The total number of shares authorized to be
 be issued by the Company shall be three           issued by the Company shall be three billion
                                   -----                                          -------------
 billion nine hundred sixty five million           nine hundred fifty five million (3,955,000,000)
 ---------------------------------------           -----------------------------------------------
 (3,965,000,000) shares.                           shares.
-----------------------                            ------
 Provided, however, this number shall be           Provided, however, this number shall be
 decreased accordingly if the shares are           decreased accordingly if the shares are
---------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------
   canceled.                                                        canceled.
-------------------------------------------------------------------------------------------------------------------------
   Article 6.    Par Value of Shares
   ---------------------------------

   The amount of each share having a par                                        (Deleted)
   value issued by the Company shall be
   fifty yen ((Yen)50).
-------------------------------------------------------------------------------------------------------------------------
   Article 7.    One Unit (tan-i) of                                Article 6.  One Unit (tangen) of
   ---------------------------------                                --------------------------------
                 Shares                                                         Shares
                 ------                                                         ------

   The number of one unit (tan-i) of shares                         The number of one unit (tangen) of shares
                     ------------                                                     -------------
   of the Company shall be one thousand                             of the Company shall be one thousand
   (1000) shares.                                                   (1,000) shares.
-------------------------------------------------------------------------------------------------------------------------
                                                                    Article 7.  Non-issuance of share certificate for the
                                                                    -----------------------------------------------------
                                                                                shares less than one unit (tangen) of
                                                                                --------------------------------------
                                                                                shares
                                                                                ------
                          (New)
                                                                    The Company shall not issue share
                                                                    ---------------------------------
                                                                    certificates for the shares less than the
                                                                    -----------------------------------------
                                                                    one unit (tangen) of shares, unless
                                                                    -----------------------------------
                                                                    otherwise described in the share handling
                                                                    -----------------------------------------
                                                                    rules.
                                                                    -----
-------------------------------------------------------------------------------------------------------------------------
   Article 7-2.  Acquisition of the Company's
   ------------------------------------------
                 Shares by a Resolution of the
                 -----------------------------
                 Board of Directors
                 ------------------

   The Company can acquire for cancellation
   ----------------------------------------
   by appropriation of retained earnings                                            (Deleted)
   -------------------------------------
   the Company's shares up to the maximum
   --------------------------------------
   number of ninety million (90,000,000)
   -------------------------------------
   shares pursuant to a resolution of the
   --------------------------------------
   Board of Directors.
   -------------------
-------------------------------------------------------------------------------------------------------------------------
   Article 8.    Transfer Agent                                     Article 8.  Transfer Agent

   The Company shall appoint a transfer                             The Company shall appoint a transfer
   agent relating to the shares.                                    agent relating to the shares.

   The transfer agent and the place for                             The transfer agent and the place for
   providing shareholder service shall be                           providing shareholder service shall be
   designated by a resolution of the Board                          designated by a resolution of the Board
   of Directors and published by the                                of Directors and published by the
   Company.                                                         Company.

   The Register of Shareholders and the                             The Register of Shareholders and the
-------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
   Register of Beneficial Owners of the                             Register of Beneficial Owners of the
   Company shall be kept at the place for                           Company shall be kept at the place for
   shareholders service of the transfer                             shareholders service of the transfer
   agent.  The Company shall have such                              agent.  The Company shall have such
   transfer agent handle registration of                            transfer agent handle registration of
   change of holders, registration of pledge                        change of holders, registration of
   of shares, indication of shares held in                          pledge of shares, indication of shares
   trust, re-issuance of share certificates,                        held in trust, re-issuance of share
   receiving of various notifications,                              certificates, receiving of various
   preparation of the Register of Beneficial                        notifications, preparation of the
   Owners, receiving of beneficial owners'                          Register of Beneficial Owners,
   notification, purchase of shares less than                       receiving of beneficial owners'
   one unit (tan-i) of shares, and any other                        notification, purchase of shares less
       ------------
   services concerning shares.  The Company                         than one unit (tangen) of shares, and
                                                                             -------------
   shall not handle these services.                                 any other services concerning shares.
                                                                    The Company shall not handle these
                                                                    services.
--------------------------------------------------------------------------------------------------------------------------
   Article 9.  Share Handling Regulations                           Article 9.  Share Handling Regulations

   Types of shares, and the handling of                             Types of shares, and the handling of
   registration of change of holders,                               registration of change of holders,
   registration of pledge of shares,                                registration of pledge of shares,
   indication of shares held in trust,                              indication of shares held in trust,
   re-issuance of share certificates,                               re-issuance of share certificates,
   preparation of the register of                                   preparation of the register of Beneficial
   Beneficial Owners, receiving of                                  Owners, receiving of beneficial owners'
   beneficial owners' notification,                                 notification, purchase of shares less than
   purchase of shares less than one unit                            one unit (tangen) of shares, and any other
                                    ----                                -------------
   (tan-i) of shares, and any other                                 handling concerning shares shall be
   -------                                                          governed by the Share Handling Regulations
   handling concerning shares shall be                              established by resolution of the Board of
   governed by the Share Handling                                   Directors.
   Regulations established by resolution
   of the Board of Directors.
--------------------------------------------------------------------------------------------------------------------------
   CHAPTER  IV.  DIRECTORS                                          CHAPTER  IV.  DIRECTORS
   AND BOARD OF DIRECTORS                                           AND BOARD OF DIRECTORS

   Article 19.  Election of Directors                               Article 19.  Election of Directors

   Directors shall be elected at a general                          Directors shall be elected at a general
   meeting of shareholders of the Company.                          meeting of shareholders of the Company.

   For a resolution of the election of                              For a resolution of the election of
   directors, the presence of shareholders                          directors, the presence of the
   representing at least one third (1/3)                            shareholders representing at least one
   or more of the shares having voting                              third (1/3) or more of the voting rights
                  --------------------                                                         -------------
   rights among the total number of shares                          held by all the shareholders is required.
   ---------------------------------------                          ----------------------------
   issued and outstanding is required.
   ----------------------                                           Cumulative voting shall not be used in

   Cumulative voting shall not be used in                           electing directors.
   electing directors.
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
   Article 21.  Term of Office of Directors                         Article 21.  Term of Office of Directors

   The term of office of a director shall                           The term of office of a director shall
   expire at the close of the ordinary                              expire at the close of the ordinary
   general meeting of shareholders                                  general meeting of shareholders pertaining
   pertaining to the last settlement of                             to the last settlement of accounts
   accounts occurring within two (2) years                          occurring within one (1) year after
                             -------------                                           ------------
   after his/her assumption of office.                              his/her assumption of office.

   The term of office of a director elected                         The term of office of a director elected
   to fill a vacancy shall be concurrent                            to fill a vacancy shall be concurrent with
   with the term of office of his/her                               the term of office of his/her predecessor.
   predecessor.
--------------------------------------------------------------------------------------------------------------------------
                                                                    Article 27.  Indemnification of the
                                                                    -----------------------------------
                                                                                 Directors
                                                                                 ---------

                                                                    The Company may exempt the director from
                                                                    ----------------------------------------
                                                                    the director's liability concerning the
                                                                    ---------------------------------------
                                                                    director's conducts pursuant to Article
                                                                    ---------------------------------------
                          (New)                                     266, Paragraph 1 , Item 5 of the
                                                                    --------------------------------
                                                                    Commercial Code, by a resolution of the
                                                                    ---------------------------------------
                                                                    Board of Directors to the statutory
                                                                    -----------------------------------
                                                                    maximum amount in accordance with the
                                                                    -------------------------------------
                                                                    provisions of Article 266, Paragraph 12 of
                                                                    ------------------------------------------
                                                                    the Commercial Code.
                                                                    --------------------
--------------------------------------------------------------------------------------------------------------------------
   CHAPTER V. STATUTORY                                             CHAPTER V. STATUTORY
   AUDITORS AND THE BOARD                                           AUDITORS AND THE BOARD
   STATUTORY AUDITORS                                               OF STATUTORY AUDITORS
--------------------------------------------------------------------------------------------------------------------------
   Article 27.  Number of Statutory                                 Article 28.  Number of Statutory
   -----------                                                      -----------
                Auditors                                                         Auditors

   The Company shall have no more than five                         (Only the numbering of the provision
   (5) statutory auditors (Kansayaku).                              changed but no changes are made to the
                                                                    provision.)
--------------------------------------------------------------------------------------------------------------------------
   Article 28.  Election of Statutory                               Article 29.  Election of Statutory Auditors
   -----------                                                      -----------

   The statutory auditors shall be elected at                       The statutory auditors shall be elected at
   a general meeting of shareholders of the                         a general meeting of shareholders of the
   Company.                                                         Company.

   For a resolution of the election of                              For a resolution of the election of
   statutory auditors, the presence of                              statutory auditors, the presence of
   shareholders representing at least one                           shareholders representing at least one
   third (1/3) or more of the shares                                third (1/3) or more of the voting rights
                              ------                                                           -------------
   having voting rights among the total                             held by all the shareholders is required.
   ------------------------------------                             ----------------------------
   number of shares issued and outstanding
   ---------------------------------------
   is
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
  required.
--------------------------------------------------------------------------------------------------------------------------
  Article 29. through Article 34.                                   Article 30. through Article 35.
  ----------          ----------                                    ----------          ----------

  (Indication of the contents of the                                (Only the numberings of the provisions
  provisions is omitted.)                                           changed but no changes are made to the
                                                                    provisions.)
--------------------------------------------------------------------------------------------------------------------------
                                                                    Article 36.  Indemnification of the
                                                                    -----------------------------------
                                                                                 Statutory Auditors
                                                                                 ------------------

                                                                    The Company shall exempt the statutory
                                                                    --------------------------------------
                                                                    auditor from its liabilities by a
                                                                    ---------------------------------
                          (New)                                     resolution of the Board of Directors to
                                                                    ---------------------------------------
                                                                    the statutory maximum amount in accordance
                                                                    ------------------------------------------
                                                                    with the provisions of Article 280,
                                                                    -----------------------------------
                                                                    Paragraph 1 of the Commercial Code.
                                                                    -----------------------------------
--------------------------------------------------------------------------------------------------------------------------
  CHAPTER  VI.  ACCOUNTING                                          CHAPTER  VI.  ACCOUNTING

  Article 35. through Article 39.                                   Article 37. through Article 41.
  -----------         -----------                                   -----------         -----------

  (Indication of the contents of the                                (Only the numberings of the provisions
  provisions is omitted.)                                           changed but no changes are made to the
                                                                    provisions.)
--------------------------------------------------------------------------------------------------------------------------
  CHAPTER  VII.                                                     CHAPTER  VII.
  SUPPLEMENTARY PROVISIONS                                          SUPPLEMENTARY  PROVISIONS

  Article 40.                                                       Article 42.
  -----------                                                       -----------

  (Indication of the contents of the                                (Only the numbering of the provision
  provision is omitted.)                                            changed but no changes are made to the
                                                                    provision.)
--------------------------------------------------------------------------------------------------------------------------
                                                                    Article 43.  Notwithstanding the
                                                                    -----------  -------------------
                                                                    provisions of Article 21, the terms of the
                                                                    ------------------------------------------
                                                                    directors elected at the General Meeting
                                                                    ----------------------------------------
                                                                    of Shareholders held on June 27, 2001
                                                                    -------------------------------------
                          (New)                                     shall be until the close of the General
                                                                    ---------------------------------------
                                                                    Meeting of Shareholders to be held in year
                                                                    ------------------------------------------
                                                                    2003.
                                                                    -----
                                                                    This supplementary provision shall be
                                                                    -------------------------------------
                                                                    deleted after the lapse of the period in
                                                                    ----------------------------------------
                                                                    the preceding paragraph.
                                                                    ------------------------
--------------------------------------------------------------------------------------------------------------------------

4th Item of Business:    Election of three Directors

     The terms of office of two Directors, Messrs. Satoru Anzaki and Toshitaka Hagiwara, will terminate as of the close of this General Shareholders' Meeting (the "Meeting"). Also, Mr. Koji Ogaki will resign as a Director as of the close of the Meeting.

     The Company is aiming to strengthen corporate governance and one of such measures being taken is to decrease the number of Directors and inviting outside Directors. The Board, through its decreased members, intends to further strengthen corporate governance this year.

     Thus, an election of three Directors is requested and the following candidates are nominated for the position.

                              DIRECTOR CANDIDATES
                              -------------------

-------------------------------------------------------------------------------------------------------
        Name                         Brief Personal History                        Number of
        ----                         ----------------------                        --------
   (Date of Birth)         (Representative positions in other companies)          Shares of the
    -------------                                                                 -------------
                                                                                  Company Held
                                                                                  ------------
-------------------------------------------------------------------------------------------------------
Satoru Anzaki                   4/1961        Joined the Company                      133,488

(March 3, 1937)                 3/1985        Director

                               11/1988        Managing Director

                                6/1991        Executive Managing Director

                                6/1995        President and Representative
                                              Director

                                6/2001        Chairman of the Board (current
                                              position)
-------------------------------------------------------------------------------------------------------

Toshitaka Hagiwara             12/1969        Joined the Company                       46,559

(June 15, 1940)                 6/1990        Director

                                6/1995        Managing Director

                                6/1997        Executive Managing Director

                                6/1999        Executive Vice President and
                                              Representative Director (current
                                              position)

                      (Representative positions in other companies)
                      President and Representative Director of Komatsu
                      General Service, Inc.
------------------------------------------------------------------------------
Kunihiko Komiyama     4/1968    Joined the Company                      28,000
(May 5, 1945)

                      6/1996    Director

                      6/1999    General Manager of Engine and
                                Hydraulics Division

                      6/1999    Senior Executive officer
                                (current position)

                      4/2002    General Manager of Corporate
                                Planning Division (current
                                position)

                      (Representative positions in other companies)
                      President and Representative Director of
                      Industrial Power Alliance Ltd.
------------------------------------------------------------------------------


5th Item of Business:  Matters concerning the election of two Statutory Auditors

     The term of office of the Statutory Auditor, Mr. Takaharu Dohi, will expire at the close of the Meeting. Also, Mr. Hiroyuki Watanabe will resign as Statutory Auditor as of the close of the Meeting.

     Accordingly, it is proposed that two Statutory Auditors be elected and the following candidates are nominated for the position.

     For information, this item for resolution was reviewed and approved by the Board of Statutory Auditors.

                         STATUTORY AUDITOR CANDIDATES
                         ----------------------------
--------------------------------------------------------------------------------
        Name                  Brief Personal History              Number of
        ----                  ----------------------              ---------
  (Date of Birth)  (Representative positions in other companies)  shares of the
  ---------------                                                 -------------
                                                                  Company Held
                                                                  -------------
-------------------------------------------------------------------------------
Takaharu Dohi           4/1958     Prosecutor                              0
(July 12, 1933)         5/1992     Vice-chief Prosecutor
                        7/1993     Chief Prosecutor of the Osaka
                                   High Public Prosecutors Office
                        7/1995     Chief Prosecutor of the Tokyo
                                   High Public Prosecutors Office
                        1/1996     Prosecutor General
                        6/1998     Retired from the above positions

                      7/1998    Registered as attorney-at-law
                                (bengoshi) (current position)
                      6/1999    Statutory Auditor of the Company
                                (current position)
------------------------------------------------------------------------------
Masafumi Kanemoto     4/1970    Joined the Company                   12,100
(May 11, 1947)        12/1994   Senior Manager of
                                Accounting Division, Control
                                Department
                      9/1996    Director of Komatsu Asia &
                                Pacific Pte. Ltd.
                      3/1999    General Manager of Internal
                                Audit Dept. of the Company
                                (current position)
------------------------------------------------------------------------------

(Note) Mr. Takaharu Dohi, a candidate for the Statutory Auditor, satisfies the conditions of outside auditors provided in Article 18-1 of the "Law for Special Exceptions to the Commercial Code Concerning Audit, Etc. of Kabushiki Kaisha".

6th Item of Business:    Matters concerning the issuance of share acquisition
                         rights to Directors and employees at no cost.

     Pursuant to the provisions of Article 280-20 and Article 280-21 of the Commercial Code, the Company shall issue stock acquisition rights at no cost to its Directors and employees for the reasons stated below and in the following manner and hereby requests for approval from the shareholders.

1.   Reason for issuing share acquisition rights to non-shareholders at no cost:

     For the purposes of raising the motivation and lifting the morale of the Directors and employees which shall contribute to the improvement of the performance of the Company, the Company wishes to issue rights to acquire new shares at no cost to the Directors and employees in the form of stock options
("share acquisition rights").   As described below, the amount to be paid upon
exercise of the share acquisition rights shall be based on the market price of the share at the time of issuance of the share acquisition rights.

2.   Manner of issuing share acquisition rights:

     (1)  Persons who will receive share acquisition rights:

          Directors and employees of the Company

     (2)  Class and number of shares subject to the stock option:

          A maximum of 950,000 ordinary shares of the Company. Provided, however, if the number of shares to be issued due to exercise of share acquisition rights should be adjusted due to below (3) (including transfer of treasury shares instead of issuance of new shares; hereinafter the same), the above maximum of the total number of shares shall also be adjusted in accordance with such increase or decrease in the total number of shares.

     (3)  Total number of share acquisition rights to be issued:

          A maximum of 950 rights shall be issued.

          The number of shares subject to one right of share acquisition rights shall be 1,000 shares. Provided, however, if the Company effects stock splits or stock consolidations, the number of shares subject to the share acquisition rights that have not been exercised at such time shall be adjusted in accordance with the following formula and fractions of less than one share shall be discarded.

Number of shares after adjustment = number of shares before adjustment x ratio of stock split (or stock consolidation)

     (4)  Issue price of the share acquisition rights:

          Share acquisition rights shall be issued at no cost.

     (5)  Amount to be paid to exercise the share acquisition rights:

          The amount to be paid at the exercise of the share acquisition rights shall be the amount obtained by multiplying the amount of one share to be issued at the exercise of each share acquisition right (the "paid-in amount") by the number of shares that are the subject of one right of share acquisition rights.

          The paid-in amount shall be the amount calculated as the average of the closing price of the Company's ordinary shares of each day (excluding days on which there are no trades of the shares) of the month immediately preceding the month in which the date of issue of the share acquisition rights falls, at the Tokyo Stock Exchange, multiplied by 1.05, with fractions less than one yen being rounded up to a whole yen. However, the paid-in amount shall not be less than the closing price of the Company's ordinary shares on the issue date of such share acquisition rights.

                    If the Company effects stock splits or stock consolidation after issuing the share acquisition rights, the paid-in amount shall be adjusted as follows with fractions less than one yen being rounded up to a whole yen.

                                                                                  1
Paid-in amount    =  Paid-in amount before adjustment   x   ---------------------------------------------

after adjustment                                            Ratio of stock split (or stock consolidation)

                    If the new shares are to be issued at a price below the market price (excluding when converting the convertible bonds provided in the Commercial Code before the amendment of April 1, 2002 or when exercising the rights under the stock option provided in the Commercial Code before the amendment of April 1, 2002, the paid-in amount shall be adjusted in accordance with the below formula with fractions less than one yen being rounded up to a whole yen.

                                                                  Number of newly       Amount paid
                                             Number of             issued shares    x    per share
                                             currently issued  +  -----------------------------------
                                               shares
                                                                      Market price per share
Paid-in amount     =   Paid-in amount     x  --------------------------------------------------------
After adjustment       before adjustment                Number of currently issued shares
                                                         +    Number of new shares issued

          (6)       Period for exercising the rights:

                    From August 1, 2003 to July 31, 2008. Notwithstanding the foregoing, if any of the persons who are granted the above share acquisition rights dies before the end of the exercising period, his or her heir may exercise the rights within 24 months of the dated of the death of the person.

          (7)    Conditions for exercising the rights:

                 (i) Any of the persons granted the share acquisition rights may exercise his or her rights pursuant to the Agreement Concerning Issuance of Share acquisition rights (the "Agreement") based on the resolution of this Meeting and the resolution of the Board of Directors Meeting even after the person is no longer a director or an employee of the Company.

                 (ii) If any of the persons granted the share acquisition rights dies, his or her heir may exercise the rights pursuant to the Agreement.

          (8) Events and conditions for cancellation of the share acquisition rights:

                 The share acquisition rights may be canceled at no cost in the following events:

                 (i) Pursuant to the Agreement, if the person granted the share acquisition rights loses his/her share acquisition rights or if it becomes definitive that the share acquisition rights will not be exercised.

                 (ii) If the Company executes a merger agreement pursuant to which the Company will become the dissolving company.

          (9)    Restrictions on transfer:

                 The transfer of share acquisition rights shall be subject to the approval of the Board of Directors.

          (10) Handlings in the event of share exchange or mandatory share transfer:

                 If the Company effects a share exchange or a mandatory share transfer for purpose of the Company becoming a wholly-owned subsidiary of another company, the Company's obligations with respect to the share acquisition rights shall be succeeded by the company which shall become the 100% holding parent company as a result of such share exchange or mandatory share transfer.

          (11)   Other matters:

                 Other matters concerning the issue of share acquisition rights shall be referred to the Agreement.

7th Item of Business:  Matters concerning the payment of retirement allowance to retiring Director and Statutory Auditor.

          As of the close of this meeting, Mr. Koji Ogaki will retire from the office of the Director and Mr. Hiroyuki Watanabe from the office of the Statutory Auditor. To reward them for the services they have rendered, the Board of Directors proposes to pay retirement allowance in reasonable amounts in accordance with the rules prescribed by the Company. It is also proposed that the details of the allowance for the retiring Director and the retiring Statutory Auditor in terms of individual amount, time and method of payment, be determined by the Board of Directors for the Director and by consultation between the Statutory Auditors for the Statutory Auditor, respectively. Their brief personal histories are as follows:

     ------------------------------------------------------------------------
             Name                       Brief Personal History
             ----                       ----------------------
     ------------------------------------------------------------------------
      Koji Ogaki              6/1991  Director
                              6/1996  Managing Director
                              6/1999  Executive Managing Director (current
                                      position)

     ------------------------------------------------------------------------
      Hiroyuki Watanabe       6/1997  Standing Statutory Auditor (current
                                      position)
     ------------------------------------------------------------------------

                                                                             END

                                    NOTICE

1.    Komatsu Forklift Co., Ltd. ("Komatsu Forklift") and Komatsu Zenoah Co.
----------------------------------------------------------------------------
      ("Komatsu Zenoah") to become Wholly Owned Subsidiaries of Komatsu Ltd.
      ----------------------------------------------------------------------
      ("Company") through Share Exchange
      ----------------------------------

      The Company, at its Board of Directors Meeting held on May 10, 2002, resolved to effect a share exchange respectively with the Company's listed subsidiaries, Komatsu Forklift and Komatsu Zenoah, to acquire these companies to become the Company's wholly-owned subsidiaries.

      Komatsu Forklift and Komatsu Zenoah also resolved at their respective Board of Directors Meeting held on May 10, 2002 to effect a share exchange with the Company and for each to become a wholly-owned subsidiary of the Company.

      Pursuant to the above resolutions, the Company executed a share exchange agreement respectively with Komatsu Forklift and Komatsu Zenoah on May 10, 2002.

      In executing these share exchanges, the Company is not required to obtain approval at its general meeting of shareholders prescribed under Article 358 of the Commercial Code, however, Komatsu Forklift and Komatsu Zenoah will obtain approval to the subject share exchange from their respective shareholders at their respective ordinary general meeting of shareholders scheduled to be held on June 26, 2002.

      Each of the above share exchanges is scheduled to close on October 1, 2002.

2.    Convert Komatsu Forklift into a Joint Venture
---------------------------------------------------

      The Company, at the Board of Directors Meeting held on May 10, 2002, resolved to execute a basic agreement with Linde AG ("Linde") of Germany, a company with which the Company and Komatsu Forklift have a global tie-up with in the forklift business, to make Komatsu Forklift a joint venture with Linde, and on that same day, the Company executed the basic agreement with Linde.

      After Komtasu Forklift becomes a wholly-owned subsidiary of the Company through the share exchange mentioned above, the Company will execute a joint venture agreement with Linde by the end of November 2002, and on condition of obtaining approval under the Anti-Monopoly Law of the applicable jurisdictions, procedures shall be taken to transform Komatsu Forklift into a joint venture.

      Linde is scheduled to acquire 35% of the shares of The Company Forklift by the middle of 2003 and thereafter, plans to raise its holding ratio up to 48%.